UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

R.V.B. Holdings Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 1.00 per share
(Title of Class of Securities)

M20512105
(CUSIP Number)

Greenstone Industries Ltd.
21 Haarbaa Street
Tel Aviv 64739, Israel
Attn: Ofer Naveh, Director of Finance

With a copy to:

Dr. Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak, Halevy & Greenberg & Co.
1 Azrieli Center, Tel-Aviv, Israel
972-3-607-4444

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 16, 2010
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1of 9 Pages)

CUSIP No. M20512105	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON: Greenstone Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 59,142,608 Ordinary Shares
	8	SHARED VOTING POWER: 0 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 59,142,608 Ordinary shares
	10	SHARED DISPOSITIVE POWER: 0 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 59,142,608 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.14%*
14	TYPE OF REPORTING PERSON: CO

* Under the terms of the agreement entered into by and among Greenstone Industries Ltd., a public Israeli company traded on the Tel Aviv Stock Exchange, A.O. Tzidon Ltd. and Aviv Tzidon (the “Agreement”), upon the exercise of an option, Greenstone Industries Ltd. may own up to 65.0% but not less than 50.14% of the issued share capital of R.V.B. Holdings Ltd., under those certain conditions set forth in the Agreement. Final number of shares to be purchased upon the exercise of the option shall be determined by A.O. Tzidon Ltd. and Aviv Tzidon.

Introduction

On December 12, 2010, Greenstone Industries Ltd. (“Greenstone” or the “Reporting Person”), a public Israeli company traded on the Tel Aviv Stock Exchange entered into an agreement  (the “Agreement”) with A.O. Tzidon Ltd. and Aviv Tzidon (together, the “Seller”).

Per the Agreement, Greenstone provided to Seller a loan in the amount of $12,500,000 which, subject to certain provisions, may be increased to $13,600,000 (the “Loan”) for purpose of exercising an option granted to the Seller under a certain agreement entered into on September 8, 2010, to purchase 58,142,608 ordinary shares, par value NIS 1.00 per share (the “Ordinary Shares”) of R.V.B. Holdings Ltd., a company organized under the laws of the State of Israel (the “Issuer”) from Chun Holdings Limited Partnership (“Chun LP”).

The Loan bears an annual interest of 5% and is to be repaid by the Seller two months after Greenstone announces it will not exercise the option granted to it, as detailed below.

To secure the Loan (including interest thereto and interest for late payments, if applicable), the Seller pledged to the benefit of Greenstone, in a fixed and floating pledge of the first degree, all of the Issuer shares held by Seller, namely 59,142,608 Ordinary Shares of the Issuer. Subject to certain exemptions relating to the distribution of dividends, such fixed and floating pledge will also apply to all rights attached and/or deriving from the Issuer shares held by the Seller. In addition, to further secure the repayment of the Loan, 59,142,608 Ordinary Shares of the Issuer were transferred by the Seller to Yigal Arnon & Co. - Trust Company Ltd. who is holding such shares as a trustee for Greenstone. The Seller holds voting rights, through a proxy, to vote in respect of all such shares provided, however, that from the date of the Greenstone Agreement and until the full repayment of the Loan or the closing of the Greenstone Option (as defined below), the Seller has undertaken, as shareholders and subject to the provisions of any law, to make best efforts, to cause that certain actions will not be performed by the Issuer, including, among others, changes in the Issuer's capital, the entering into new business, the distribution of dividends while the Greenstone Option has not been exercised etc.

In addition, as part of the Agreement, the Seller undertook to make its best efforts to purchase additional shares of the Issuer, which shall bring its holdings in the Issuer to 57.5% of the issued share capital of the Issuer (not taking into account 930,000 dormant shares of the Issuer which are held by the Issuer). Should the Seller pledge such additional shares of the Issuer to the benefit of Greenstone the loan amount shall be increased by an additional $1,100,000, which shall be deemed part of the Loan for all intents and purposes.

During a period of 90 days from the date of the provision of the Loan, namely December 16, 2010 (the “Option Period”), Greenstone was granted an option to purchase from the Seller Ordinary Shares of the Issuer which shall constitute on the date of the exercise of the option not less than 50.14% and not more than 65.0% of the issued share capital of the Issuer (not taking into account 930,000 dormant shares of the Issuer which are held by the Issuer) (the “Option Shares” and the “Greenstone Option” respectively). Final number of Option Shares to be purchased by Greenstone upon the exercise of the Greenstone Option shall be determined by the Seller (within the range described above).

The consideration to be paid for the Option Shares shall be equal to the percentage of the Option Shares from the issued shares capital of the Issuer (not taking into account 930,000 dormant shares of the Issuer which are held by the Issuer) multiplied by the cash amount held by the Issuer (which shall not be less than $31,500,000) after deduction of obligations of the Issuer on the date of exercise of the Greenstone Option, plus $1,000,000 (the “Exercise Price”). The Loan provided until such date, including accrued interest, shall be deducted from the Exercise Price such that the Loan amount shall be deemed a payment on account of the Exercise Price. Should Greenstone exercise the Greenstone Option while holders of all other convertible securities of the Issuer have not converted their securities into Ordinary Shares of the Issuer prior to the date of exercise of the Greenstone Option as aforesaid, Aviv Tzidon will also transfer to Greenstone his options to purchase 1,800,000 Ordinary Shares of the Issuer, free of charge.

In addition, as part of the Greenstone Agreement, Seller undertook to indemnify Greenstone for any damages and/or loss and/or expenditure which it will incur if one of the representations provided in the Greenstone Agreement is not true or misleading and/or as a result of a claim made against the Issuer relating to the period ending on the closing date of the Greenstone Option and/or as a result of any tax liabilities or other payments to any governmental authority which will apply to the Issuer and which will relate to the period ending on the closing date of the Greenstone Option.

(Page 3 of 9 Pages)

Item1.   Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Ordinary Shares of the Issuer. According to the most recent Annual Report on Form 20-F of the Issuer, filed with the Securities and Exchange Commission on June 29, 2010, the principal executive offices of the Issuer are located at 16 Hamelacha Street, Park Afek, Rosh Ha’ayin 48091, Israel.

Item 2.   Identity and Background

(a) This Statement is being filed by Greenstone, a company organized under the laws of the State of Israel.

(b) The place of business of Greenstone is 21 Haarbaa Street, Tel Aviv 64739, Israel.

(c) Greenstone has two core activities: solids recycling and yielding real estate. Greenstone’s solids recycling activities are done through its subsidiary E.E.R. Environmental Energy Resources (Israel) Ltd. (“EER”).

Leader Holdings & Investments Ltd., a company organized under the laws of the State of Israel (“Leader”) is the holder of 47.0% of the equity interest of Greenstone. Polar Communication Ltd., a company in which Leader holds a 56.46% equity interest, holds 5.3% of the equity interest of the Issuer.

ATE Technology Equipment B.V., a company organized under the laws of the Netherlands (“ATE”) is the holder of approximately 48.0% of the equity interest of Leader. Dalia and Eliahu Huri Holdings and Management Ltd., a private company owned by Mr. Eliyahu Huri (a director in ATE) (“Huri”) owns approximately 3.0% of the equity interest of Leader. To the best of Greenstone’s knowledge, ATE and Huri have entered into a voting agreement with respect to their holdings of shares of Leader. Pursuant to the voting agreement, Huri undertook, among others, to vote in accordance with ATE's directions at all shareholders' meetings of the Issuer, except with respect to resolutions that ATE is precluded from voting pursuant to applicable law.

To the best of the Greenstone’s knowledge, ATE shareholders are:

(i)
Ingelsa Ltd., a company organized under the laws of the British Virgin Islands (“Ingelsa”), which owns approximately 98.0% of the equity interest of ATE. The shareholders of Ingelsa are: Dan David Foundation (the “Fund”), a fund incorporated under the laws of Lichtenstein, which holds approximately 79.78% of the shares of Ingelsa, and Mr. Philippe Wahl and his wife, which are Swiss citizens, and are the beneficial owners of approximately 11.27% of the shares of Ingelsa. The rest of Ingelsa’s shares are owned by private shareholders. The Fund is an independent legal entity, with no shareholders, and does not engage in any commercial activity. Notwithstanding the aforementioned, the Fund may transact business in the course of managing its assets. The board of directors of the Fund, which is the administrative body of the Fund, is made up of the following persons: (i) Mr. Dan David; (ii) his son, Mr. Ariel David; (iii) Mr. Itamar Rabinowitch; and (iv) Mr. Martin Shtohel, Adv.

(ii)	Mr. Yitzhak Apeloig (a director of Greenstone), which owns 1.0% of the equity interest of ATE.

(iii)	AdviCorp PLC, a company organized under the laws of the Great Britain, which owns 1.0% of the equity interest of ATE.

The names, business addresses, present principal occupation or employment (and names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted) and citizenship of the executive officers and directors of Greenstone, Leader, ATE, Huri, Inglesa and the Fund are set forth in Annex A hereto and incorporated herein by reference.

(d)-(e) Neither Greenstone, Leader, ATE, Huri, Inglesa and the Fund, nor, to the best of Greenstone’s knowledge, any of the persons listed on Annex A hereto, have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(Page 4 of 9 Pages)

Item 3.    Source and Amount of Funds or Other Consideration.

In the event Greenstone exercise the Greenstone Option, the consideration to be paid for the Option Shares shall be equal to the percentage of the Option Shares from the issued shares capital of the Issuer (not taking into account 930,000 dormant shares of the Issuer which are held by the Issuer) multiplied by the cash amount held by the Issuer (which shall not be less than $31,500,000) after deduction of obligations of the Issuer on the date of exercise of the Greenstone Option, plus $1,000,000.  The source of the funds used to purchase such shares is the working capital of Greenstone.

Item 4.   Purpose of Transaction.

The Reporting Person entered into the Agreement because it determined that such Agreement represents an attractive business opportunity. As of the date of this report, no decision has been made by Greenstone whether or not to exercise the Greenstone Option.

In the event Greenstone does exercise the Greenstone Option, it intends to nominate representatives to the board of directors of the Issuer pursuant to Sections 3.6.7 and 3.6.8 to the Agreement.

In addition, in the event Greenstone does exercise the Greenstone Option, Greenstone intends to consider various alternatives with respect to the Issuer, including merging the activities of EER with the Issuer.

Depending on market conditions, the Reporting Person may acquire additional securities of the Issuer or dispose of any such securities which were previously acquired.

In addition, subject to applicable law, the Reporting Person specifically reserves the right to discuss with other shareholders and the Issuer matters that may be of common concern.

Except as set forth in this Item 4, neither Greenstone, Leader, ATE, Huri, Inglesa and the Fund, nor, to the best knowledge of Greenstone, any of the persons set forth on Annex A, has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, Greenstone specifically reserves the right to adopt and pursue one or more such plans, and to make such proposals, at any time and from time to time in the future

Item 5.    Interest in Securities of the Issuer.

(a) By virtue of the Greenstone Option, Greenstone may be deemed the beneficial owner of 59,142,608 Ordinary Shares or approximately 50.14% of the outstanding Ordinary Shares of the Issuer. Under the Greenstone Option and the terms of the Agreement, Greenstone may, at the sole discretion of the Seller, purchase up to 65.0% of the issued share capital of the Issuer. Other than as described above, to the best knowledge of Greenstone, none of the persons set forth on Annex A beneficially owns any securities of the Issuer.

(b) Greenstone shall have the sole voting and dispositive power with respect to the Option Shares upon the exercise of the Greenstone Option.

(c) Except as otherwise described herein, neither Greenstone, Leader, ATE, Huri, Inglesa and the Fund, nor, to the best knowledge of Greenstone, any of the persons set forth on Annex A, effected any transaction in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no present contracts, arrangements, understandings or relationships (legal or otherwise) between Greenstone, Leader, ATE, Huri, Inglesa and the Fund, or, to the best knowledge of Greenstone, any of the persons set forth on Annex A, and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

99.1
Agreement, dated December 12, 2010, by and among, Greenstone Industries Ltd., A.O. Tzidon Ltd. and Aviv Tzidon (incorporated by reference to Exhibit 7 to Schedule 13D/A filed by Aviv Tzidon on December 20, 2010 with respect to the Issuer's Ordinary Shares).

(Page 5 of 9 Pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GREENSTONE INDUSTRIES LTD.

By:	/s/ Yair Fudim
Yair Fudim
Chief Executive Officer

By:	/s/ Ofer Naveh
Ofer Naveh
Director of Finance

December 27, 2010

(Page 6 of 9 Pages)

ANNEX A

Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of Greenstone Industries Ltd. (“Greenstone”). Unless otherwise indicated, each person identified below is employed by Greenstone. The principal address of Greenstone, and unless otherwise indicated below, the current business address for each individual listed below, is 21 Haarbaa Street, Tel Aviv 64739, Israel.

Name, Position with Greenstone and Business Address	Present Principal Occupation or Employment	Citizenship
Yair Fudim	Chief Executive Officer	Israeli
Ofer Naveh	Director of Finance	Israeli
Oded Norman	Company Secretary	Israeli
Uzi Azar	Internal Auditor	Israeli
Yitzhak Apeloig	Chairman of the Board of Directors	Israeli
Eliyahu Huri	Director	Israeli
Ran Goren	Director	Israeli
Dana Caspi	External Director	Israeli
David Shwartz	External Director	Israeli

Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of Leader Holdings & Investments Ltd., (“Leader”). Unless otherwise indicated, each person identified below is employed by Leader. The principal address of Leader, and unless otherwise indicated below, the current business address for each individual listed below, is 21 Haarbaa Street, Tel Aviv 64739, Israel.

Name, Position with Leader and Business Address	Present Principal Occupation or Employment	Citizenship
Yair Fudim	Chief Executive Officer	Israeli
Yosef Zeitune	Chief Financial Officer	Israeli
Yehuda Ezra	Internal Auditor	Israeli
Yitzhak Apeloig	Chairman of the Board of Directors	Israeli
Eliyahu Huri	Director	Israeli
Yakutiel Gavish	Director	Israeli
Hava Shechter	External Director	Israeli
Katriel Dan Levin	External Director	Israeli

Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of ATE Technology Equipment B.V. (“ATE”). Unless otherwise indicated, each person identified below is employed by ATE. The principal address of ATE, and unless otherwise indicated below, the current business address for each individual listed below, is De Boelelaan 7, 1083 HJ Amsterdam, the Netherlands.

(Page 7 of 9 Pages)

Name, Position with ATE and Business Address	Present Principal Occupation or Employment	Citizenship
Duma Corporate Services B.V. De Boelelaan 7, 8th Floor 1083 HJ Amsterdam, the Netherlands	Director	Dutch Company
Dan David 19 Imber St., PO BOX 3786, Kiryat Aryeh, Petach Tikvah 49130, Israel	EMC Member	Israeli, Romanian
Philippe Wahl	EMC Member	Swiss
Francis Wahl	EMC Member	Swiss
Andrea Mandel Mantello St. Bartholomew House 90-94 Fleet Street London, EC4Y 1DG United Kingdom	EMC Member	Austrian

Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of Dalia and Eliahu Huri Holdings and Management Ltd. (“Huri”). Unless otherwise indicated, each person identified below is employed by Huri. The principal address of Huri, and unless otherwise indicated below, the current business address for each individual listed below, is Haodem St. 31, Shoham, Israel.

Name, Position with Huri and Business Address	Present Principal Occupation or Employment	Citizenship
Eliahu Huri	Sole member of the Board of Directors	Israeli

Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of Ingelsa Ltd. (“Ingelsa”). Unless otherwise indicated, each person identified below is employed by Ingelsa. The principal address of Ingelsa, and unless otherwise indicated below, the current business address for each individual listed below, is Skelton Building, Main Street, Road Town, Tortola, B.V.I. P.O.Box 3136.

Name, Position with Ingelsa and Business Address	Present Principal Occupation or Employment	Citizenship
Philippe Wahl	Director	Swiss
Dieter Brand	Director	Swiss
Annette Bovey	Director	Swiss

Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of Dan David Foundation (the “Fund”). Unless otherwise indicated, each person identified below is employed by the Fund. The principal address of the Fund, and unless otherwise indicated below, the current business address for each individual listed below, is Mitteldorf 1, 9490 Vaduz, Principality of Liechtenstein.

(Page 8 of 9 Pages)

Name, Position with the Fund and Business Address	Present Principal Occupation or Employment	Citizenship
Dan David 19 Imber St., PO BOX 3786 Kiryat Aryeh, Petach Tikvah 49130 Israel	Director	Israeli, Romanian
Ariel Alfred David 66 Rokah St. 52582 Ramat Gan Israel	Director	Israeli, Italian
Itamar Rabinovich Room 111, Berglas Building Tel Aviv University Ramat Aviv, Tel Aviv Israel	Director	Israeli
Martin Gstoehl Mitteldorf 1 9490 Vaduz Principality of Liechtenstein	Director	Liechtenstein

(Page 9 of 9 Pages)